Clawback Policy

Review Date: 1 April 2021

REF: HR – RF 0005- Rev1

1. Introduction

It is National Energy Services Reunited Corp ("NESR") policy to conduct all our business in an honest and ethical manner, to exercise best Environmental, Social and Governance practices, and to protect NESR resources and shareholder value.

This Policy should be read in conjunction with NESR Code of Conduct, other NESR policies and all applicable laws and regulations.

2. Purpose of the Policy

This Policy governs the disposition and possible recoupment of incentive-based compensation to Covered Employees. The purpose of this Policy is to both discourage and minimize the corporate risk associated with Detrimental Activity.

3. Who is covered by the Policy?

Officers and any other NESR employee designated by the Chief Executive Officer (together, "Covered Employees") are covered by this Policy.

This Policy applies to all countries and territories of operation. Where local customs, standards, laws or other local policies apply that are stricter than the provision of this Policy, the stricter rules must be complied with. However, if this Policy stipulates stricter rules than local customs, standards, laws or other local policies, the stricter provisions of this Policy shall apply.

4. Definitions

(i) "Cause" has the same meaning as provided in NESR's 2018 Long Term Incentive Plan, as amended and in effect at the time of termination of the Covered Employee. It will be at the sole discretion of the Board to determine whether the discharge for Cause standard has been met.

(ii) "Detrimental Activity" means any act or failure to act by a Covered Employee that (a) contributes to the Company having to restate all or a portion of its financial statements, (b) willfully caused or was intended to cause a material violation of the policies of the Company, (c) results in such Covered Employee's termination of employment for Cause, or (d) results in such Covered Employee's unauthorized disclosure of Confidential Information. Notwithstanding the foregoing, no Detrimental Activity defined under subsections (b)-(d) of this paragraph shall have occurred unless the act or failure to act was reasonably likely to have a material adverse impact on the Company's business and/or reputation.

(iii) "Officer" means the President, Chief Executive Officer, principal financial officer, any vice-president in charge of a business unit, division or function and any other officer who performs a policy making function for the Company.

5. Clawback

In the event the Board of Directors (the "Board") of NESR, in its sole discretion, determines that a Covered Employee has engaged in Detrimental Activity, the Board may elect to cancel any amounts outstanding under any incentive-based compensation plans, including any cash and equity awards, and cause the Covered Employee to forfeit any rights thereunder. Furthermore, the Board shall have the right to recoup any incentive-based compensation amounts previously paid or awarded, including any cash or equity awards, using any available means under law and/or equity. Detrimental Activity shall in no way be limited by the timing of when the Board discovers that Detrimental Activity has occurred.